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Overview   Disclosures   Comments **30**   Updates **1**

Pour Behavior

Houston, TX

- **Versatile day-to-night** dining and entertainment experience
- **Respected founders have proven success** in the nightlife, restaurant and hospitality industries
- Similar concepts have **gained significant traction in major cities** like San Diego, Phoenix, Los Angeles and Dallas
- **Located in Midtown Houston**, a neighborhood that's booming with new businesses and residential construction
- This investment is **secured by a blanket lien on all assets** of the business **?**

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Recent Updates

May 21st - We are ecstatic to have received so much press during the first weeks our campaign has been live and are motivated by the positive response to our project. Pour Behavior was featured in the Houston Business Journal, Culture Map Houston, the Houston Chronicle, and Eater Houston. One of our favorite highlights was from Culture Map Houston:

"The Pour Behavior concept reflects overall shifts in consumer preferences surrounding food and beverage establishments. Over several decades in the industry, the leadership team has witnessed these changes firsthand. Consumers are interested in establishments they can go to directly from the office in their work attire, where the formal elements of a nightclub are removed, and extensive chef-driven food options and craft cocktails are added. Pour Behavior is a place patrons will be able to spend an entire evening, from happy hour through dinner to a more energetic nightlife experience, all under one roof."

Thank you for the overwhelming support we've gotten so far and look forward to moving closer to our maximum!

-Roveen, Joe, & Chase

Check out the Updates tab to learn more.

Investment Details

1.50x - 1.60x

Multiple **?**

$208,900 invested

Minimum **exceeded**

Maximum raise $700,000 **?**

$100

Minimum investment

190

Investors

2

Early Bird rewards remaining

105 days remaining

INVEST NOW

Watch ★   **?**


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Company Description

Pour Behavior marks a first-of-its-kind dining and entertainment concept in Houston from a team
with exceptional nightlife experience. Boasting 12,000 square feet in both indoor and outdoor
space, the venue has the capacity to transform for any given occasion. Houstonians should
expect a dynamic destination that operates as bar by day and as a higher-energy event and
socializing space come evening and weekends.

Pour Behavior will capitalize on sports, live entertainment and a unique food and beverage program. Over 50+ television screens and large projectors will air all major sporting events including Pay-Per-View. Nightly programming will fill up the week with events that range from DJ sets to live bands and more.



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Rendering of the indoor space

Patrons at *Pour Behavior* will feast on unique, organic menu items along with brick oven pizzas, organic burgers and bar favorites, brought to you by an award-winning chef. Sunday brunch and a late-night menu will also be available. The bar program will be among the first in the area to offer a variety of cocktails on draft, which can be shared among tables and will come with a user-friendly food pairing guide. Of course, as a proud Houston establishment, patrons can also expect a large selection of high-end local beers on tap. *Pour Behavior* will also offer bottle service for all your special events.

Both the indoor and outdoor spaces will retain a playful vibe with game areas that incorporate ping pong, shuffleboard, and cornhole ... to name just a few. Perfect for corporate happy hour bonding or simply getting a break from the dance floor, these areas ensure that patrons have a space they won't want to leave. The modern-rustic decor and fixtures will also add to the comforting, stay-a-while atmosphere.

Pour Behavior comes from the respected team of Joe Arbeely, Michael Chase LoVullo and Roveen Abante. Between the three individuals, the team is behind nearly a dozen Houston mainstay nightife and bar concepts.



(https://cdn.nextseed.co/app/uploads/on-the-kirb.jpg)

On the Kirb



(https://cdn.nextseed.co/app/uploads/proof-patio.jpg)

Proof Rooftop Lounge



(https://cdn.nextseed.co/app/uploads/Lumen-Lounge-2.jpg)

Lumen Lounge



(https://cdn.nextseed.co/app/uploads/Crimson-VIP-Lounge.jpg)

Crimson VIP Lounge (Lumen)

The team's portfolio includes the likes of On the Kirb (), Lumen Lounge (https://www.facebook.com/lumenloungehouston/), Lincoln Bar on Washington (https://www.facebook.com/lincolnbarhouston/) and Element Nightclub (https://www.facebook.com/TheElementHumble/). Another venue, Proof Rooftop Lounge (https://www.facebook.com/proofhouston/), was ranked by Zagat as one of the 12 Hottest Rooftop Dining & Drinking Scenes Across the US (https://www.zagat.com/b/hottest-rooftop-dining-drinking-scenes-across-the-u.s). With over 50 years of combined experience, this team has the extensive experience and know how to open a venue this uniquely versatile.

Pour Behavior anticipates construction to kick off in the Fall, with doors opening to the public by Winter 2018. They're looking forward to adding another unique establishment to the booming Houston bar and restaurant scene.



(//cdn.nextseed.co/app/uploads/2-Bench-View-Lighter.jpg)

Learn more: 🌐 (http://www.pourbehaviortx.com)

Key Terms

Issuer

Travis Midtown LLC

Securities

Revenue Sharing Notes

Offering Amount

Minimum $200,000 to **maximum $700,000**

Investment Multiple **?**

1.50x to 1.60x

If the final offering amount raised is less than or equal to $350,000, the investment multiple will
be 1.50x.

If the final offering amount raised is greater than $350,000 but less than or equal to $500,000, the investment multiple will be 1.55x.

If the final offering amount raised is greater than $500,000 but less than or equal to $700,000, the investment multiple will be 1.60x.

Payments ?
Monthly

Revenue Sharing Percentage
Revenue streams will come from food and beverage sales, event space rentals, merchandise, cover and ticket sales.

If the final offering amount raised is less than or equal to $350,000, then 3.25% of monthly gross revenue will be shared.

If the final offering amount raised is greater than $350,000 but less than or equal to $500,000, then 4.55% of monthly gross revenue will be shared.

If the final offering amount raised is greater than $500,000 but less than or equal to $700,000, then 6.5% of monthly gross revenue will be shared.

Maturity ?
48 Months

Security Interest ?
Blanket lien on all assets of the business

Ownership % Represented by Securities
0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/Archives/edgar/data/1735180/000173518018000001/0001735180-18-000001-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

The total anticipated project cost for *Pour Behavior* is $1 million. The owners have committed $400,000 in equity to date. Proceeds from the NextSeed raise will fund the buildout of *Pour Behavior*'s multi-functional space.

Funds raised above the $200,000 minimum will contribute towards a state-of-the-art A/V setup, the bar system, and furniture and fixtures. The final $115,000 will be put towards working capital for the project.

An additional section of *Pour Behavior* (Phase 2) will be built out at a later date.


UBER VALET
ENTER
BAND/DJ
DANCE AREA
DART GAMES
BENCH SEATING
VALET
PING PONG
RECEPTION
24 PARKING SPACES
STAGE/DJ
BAR
BAR
EVENT VENUE PHASE 2
GAME AREA
CORN HOLE TOSS
SHUFFLEBOARD
CONFERENCE ROOM
BAR
BAR
VALET
ENTER
OUTSIDE PATIO
TRASH BIN
STORAGE

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Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ▾	1.50x - 1.60x	48 months	**$150 - $160**

Revenue Sharing Summary*

Once the Issuer commences operations, the Issuer will share a percentage of each month's gross revenue with the investors as a group until they are paid in full. The total amount raised by the offering will determine the Investment Multiple and the monthly Revenue Sharing Percentage.

Total Raise Amount: $200,000 - $350,000

- Investment Multiple: 1.50x
- Monthly Revenue Sharing Percentage: 3.25%

Total Raise Amount: $350,100 - $500,000

- Investment Multiple: 1.55x
- Monthly Revenue Sharing Percentage: 4.55%

Total Raise Amount: $500,100 - $700,000

- Investment Multiple: 1.60x
- Monthly Revenue Sharing Percentage: 6.5%

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

Read More

Bonus Rewards

EARLY BIRD REWARD

First 100 investors who invest $1,000 or more will receive:

- **Complimentary bottle** on your birthday within our first year of opening and used during your birthday month
- $50 Gift Certificate

2 of 100 available

Invest $100 or more

- 2 Private VIP Launch Party Invitations

Invest $500 or more

- 4 Private VIP Launch Party Invitations
- $25 Gift Certificate

Invest $1,000 or more

- **Pour Behavior Silver Card** (*see below*)
- 6 Private VIP Launch Party Invitations
- $50 Gift Certificate

Invest $2,500 or more

- **Pour Behavior Gold Card** (*see below*)
- 8 Private VIP Launch Party Invitations (table reservation if available)
- $100 Gift Certificate

Invest $5,000 or more

- **Pour Behavior Platinum Card** (*see below*)
- **Complimentary bottle** on your birthday
- 10 Private VIP Launch Part Invitations (table reservation if available)
- $200 Gift Certificate

Invest $10,000 or more

- **Free draft beer for LIFE!** (1 per day in perpetuity)
- **Pour Behavior Platinum Card** (*see below*)
- **Complimentary bottle** on your birthday
- 15 Private VIP Launch Party Invitations (guaranteed table reservation)
- $500 Gift Certificate

Invest $25,000 or more

- **Name a Table** - In order of investment, pick a table to name which guarantees your section for Fri/Sat/Special Events/Concerts (Name to be approved)
- **Pour Behavior Black Card** (*see below*)
- **Free draft beer for LIFE!** (1 per day in perpetuity)
- **Complimentary bottle** on your birthday
- 20 Private VIP Launch Part Invitations, guaranteed table reservation
- $1,000 Gift Certificate

Invest $50,000 or more

- **Complimentary Tasting & Name a Cocktail** - Add your story to the menus as a description of the cocktail you name. (Name to be approved)
- **Name a Table** - In order of investment, pick a table to name which guarantees your section for Fri/Sat/Special Events/Concerts (Name to be approved)
- **Pour Behavior Black Card** (*see below*)
- **Free draft beer for LIFE!** (1 per day in perpetuity)
- **Complimentary bottle** on your birthday
- 25 Private VIP Launch Party Invitations, top-priority guaranteed table reservation
- $2,000 Gift Certificate


pour behavior
black card
W. WILSON

BLACK CARD *One Premium bottle per year, VIP/Supercar Parking* (with advanced notice), *25% discount* every visit and *Skip the Line* for you and up to 16 guests (Fridays and Saturdays + Special Events)


pour behavior
platinum card
W. WILSON

PLATINUM CARD *20% discount* every visit and *Skip the Line* for you and up to 9 guests (Fridays and Saturdays + Special Events)


pour behavior
gold card
W. WILSON

GOLD CARD *15% discount* every visit and *Skip the Line* for you and up to 9 guests (Fridays and Saturdays + Special Events)


pour behavior
silver card
W. WILSON

SILVER CARD *10% discount* every visit

Business Model

Pour Behavior will be open seven days/nights a week and will offer a variety of menus throughout its hours. As a truly central and versatile space in the heart of Midtown, the kitchen will meet the needs of weekday lunch, Sunday brunch, late-night bites and every meal in between. Over 50 television screens, large projectors, a stage for live performances, numerous lawn/billiard games and a state-of-the-art audio system will ensure that there's activity to be enjoyed at all times.



(//cdn.nextseed.co/app/uploads/5-Stage-Close-Up-v2.jpg)

With decades of providing high level customer service, the *Pour Behavior* team knows how to craft a comfortable and intimate experience within a large venue. The relaxed and un-pretentious atmosphere will be established and maintained by employees who have gone through rigorous training programs and who are committed to consistency, quality and customer service. This is not only appealing to patrons but to the promoters, DJs and additional third-parties with which the venue will collaborate.

The *Pour Behavior* concept reflects overall shifts in consumer preferences surrounding food and beverage establishments. Over several decades in the industry, the leadership team has witnessed these changes firsthand. Consumers are interested in establishments they can go to directly from the office in their work attire, where the formal elements of a nightclub are removed, and extensive chef-driven food options and craft cocktails are added. *Pour Behavior* is a place patrons will be able to spend an entire evening, from happy hour through dinner to a more energetic nightlife experience, all under one roof.

The team also has plans for a Phase 2 expansion of the space. An additional Event Venue is being sectioned off within the building, adding to the potential opportunity of the space. The event space would be able to share the central kitchen and host additional private gatherings. The anticipated revenues from this space would also count towards the current business's revenues.



(https://cdn.nextseed.co/app/uploads/on-the-kirb-pizza-2.jpg)



(https://cdn.nextseed.co/app/uploads/pb-drink-2.jpeg)

As for marketing, social media will play an essential role in promoting events and generating crowds. The venue will leverage its relationships in Houston to encourage ongoing coverage from prominent media outlets.

Pour Behavior will also develop a wide range of branded merchandise to position the concept as replicable in additional cities. Houston-centric *Pour Behavior* apparel and additional products are designed to cement loyalty among local consumers.

Location Analysis

Pour Behavior will open at 2211 Travis Street, perfectly located in the heart of Midtown. The property spans the entire block and includes a full parking lot.


Chevron Global
Marriott Marquis
Little Woodrow's Midtown
POUR BEHAVIOR
Toyota Center
Camden Midtown Apartments
Rose Gold Cocktail Den
St. Joseph Medical Center
Proof Rooftop Bar
Clé
BMW Midtown
Midtown Houston Apartments (new)
Central Cadillac Houston
Weights & Measures
Camden Travis Apartments

(//cdn.nextseed.co/app/uploads/Pour-Behavior-map-satellite-2.png)

Cle Nightclub, one of the most successful clubs in the city, sits just across the street. New business developments in the area also signal high volume traffic.

Midtown is also becoming an ever-residential area, with a host of new apartment buildings. Since 2012, the area has seen 50% population growth. Residents and visitors alike flock to the area's walkable streets (among the most accessible in Houston) and outdoor spaces. Midtown also hosts some of Houston's most convenient and sustainable transit options located steps away.



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Houston is a city primed for a multi-concept space such as *Pour Behavior*. Cities with comparable demographics—including Dallas and San Diego—have found much success with hybrid restaurant/nightlife/sports bar venues. Thus, there is no doubt that a concept like *Pour Behavior* will give Houstonians a space they can rely on for any and every occasion.

Leadership



Joe Arbeely, *Co-Founder & Managing Partner*

Joe has gained recognition and success as an entrepreneur by delivering exceptional customer service and unmatched concept designs for over two decades. Starting with a passion for the custom audio video industry, Joe opened Audio Vision in 1996 and developed a reputation and a craft to create truly impressive interior designs and unique audio video experiences.. In 2011, Joe brought those same qualities to the hospitality industry when he designed and opened Lumen, an upscale lounge and event space in Upper Kirby. Lumen immediately captured a loyal customer base and has remained a hot spot for Houstonians to enjoy for 7 years and counting. In early 2016, Joe opened his new concept On The Kirb, an organic eatery and sports bar focusing on organic foods, craft cocktails and local beers on tap, while boasting an impressive sports and entertainment vibe. Joe is now excited to bring his 23 years of business and customer service experience to *Pour Behavior*.



Michael Chase LoVullo, *Co-Founder*

With over 25 years in the service industry, Chase has opened some of Houston's most unique nightlife spaces. This includes Brixx on Washington, V21, and Proof Rooftop Lounge. The latter was named Zagat's #1 rooftop bar in Houston and the #3 rooftop bar in the nation. His most recent projects include The Runway and Humble's 10,000 square-foot Element Nightclub.

Chase's journey in the industry has given him a strong understanding of how to craft unique concepts for different parts of Houston. Most importantly, his roots in the industry give him a pulse for changing trends and ways to sustain true relevance over many years.



Roveen Abante, *Co-Founder*

Roveen has amassed over 15 years of experience in sales and marketing across multiple industries, from technology and IT to nightlife and hospitality industries. His career spans stints with Motorola and the launch (and sale) of his own software development company.

As his entrance into the nightlife industry, Roveen worked with Chase on the successful launch of Proof Rooftop Lounge in 2014 until the sale of his interest shares in 2016. His current projects include Lincoln Bar, bringing in approximately 3 million dollars in gross sales a year. Roveen has a true knack for customer service, marketing and social media, able to constantly create different programs and promotions that stimulate business growth year over year.

History

★ **September 2017**

Secured 8-year lease for the property

★ **November 2017**

Lease contingency finalized and executed. Permits submitted.

★ **December 2017**

Permitting processed and approved

★ **March 2018**

Arrival of parking, storm drains and infrastructure

★ **Fall 2018**

Anticipated kick-off of construction

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Winter 2018
Anticipated opening for Pour Behavior

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